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Exhibit 99.2

RICHARD P. CRYSTAL
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
450 WEST 33RD STREET
NEW YORK, NY 10001
212 884 2010

May 1, 2009

Dear New York & Company Associate:

        I am pleased to announce the introduction of the New York & Company Stock Option Exchange Program, subject to stockholder approval. This program will give you the opportunity to exchange stock options you currently hold with an exercise price equal to or greater than $12.43 per share for new stock options to purchase fewer shares at a lower per share exercise price. We offer stock options to motivate and reward our associates by enabling you to benefit from increases in the price of New York & Company stock. But when stock options are "out-of-the-money," their motivational and reward value is diminished. Since we value the significant contributions that you make to the organization, we are planning on implementing the Stock Option Exchange Program in an effort to restore some of the value to our stock option program.

        We intend to distribute additional materials describing the program in full detail once the exchange offer commences. The decision to participate in the Stock Option Exchange Program is voluntary and I encourage you to review all of the materials that you will be receiving and consult with your personal financial and tax advisors to come to a decision that is best for you. If our stockholders do not approve the Stock Option Exchange Program, your options will remain in effect in accordance with their existing terms.

        Any questions regarding the Stock Option Exchange Program may be directed to the New York & Company Stock Option Exchange Program hotline at (212) 884-2644 or sent via e-mail to OptionExchange@nyandcompany.com.

        As always, thank you for your continued hard work and dedication.

Sincerely,

Richard P. Crystal
Chairman and Chief Executive Officer

        Additional information about the proposed Stock Option Exchange Program is available in our preliminary proxy statement to be filed with the Securities and Exchange Commission ("SEC") on May 1, 2009. The preliminary proxy statement may be obtained free of charge from the Securities and Exchange Commission's website at www.sec.gov.

        The Stock Option Exchange Program has not yet commenced. The Company intends to file a Tender Offer Statement on Schedule TO with the SEC upon commencement of the Stock Option Exchange Program. Persons who may be eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. The Company's stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov.

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  Exhibit 99.2